15026079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED APR 03 2015 SEC MAIL PROCESSING SECTION WASH, D.C. 194

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48197

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. J. ROBB VARIABLE CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6075 POPLAR AVENUE, SUITE 400
(No. and Street)

MEMPHIS	TN	38119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JENNIFER MATLOCK 717-736-8159
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

214 N TRYON STREET, SUITE 3600	CHARLOTTE	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Ky 4/7

Ky

OATH OR AFFIRMATION

I, JENNIFER MATLOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P. J. ROBB VARIABLE CORPORATION, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Abby E. Boreman, Notary Public
Susquehanna Twp., Dauphin County
My Commission Expires Oct. 1, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 9,279,728
Segregated cash under regulation	200,000
Commissions receivable, net of allowance of $89,930	3,865,848
Income tax receivable from affiliate	3,725,062
Intangibles, net of amortization	3,008,115
Goodwill	13,431,068
Other assets	138,765
Total assets	$ 33,648,586
Liabilities and Stockholder's Equity	
Commissions payable	$ 3,070,950
Payable to affiliate	377,888
Accrued expenses and other liabilities	50,460
Deferred tax liability	1,103,508
Total liabilities	4,602,806
Commitments and contingencies (Note 10)	
Stockholder's equity	
Common stock and additional paid-in capital: no par value; 2,000 shares authorized; 1,400 shares issued and outstanding	20,777,967
Retained earnings	8,267,813
Total stockholder's equity	29,045,780
Total liabilities and stockholder's equity	$ 33,648,586

The accompanying notes are an integral part of these financial statements.